Carlton Fleming

+1 650 843 5865

cfleming@cooley.com

April 1, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parikh
Jim Rosenberg
Dorrie Yale
Erin Jaskot

Re:	NGM Biopharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 25, 2019
File No. 333-227608
CIK No. 0001426332

Ladies and Gentlemen:

On behalf of NGM Biopharmaceuticals, Inc. (“NGM” or the “Company”), we are submitting this letter and the following information in response to a letter, dated March 29, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on September 28, 2018 (the “Initial Filing”) and amended on March 25, 2019 (the “Amendment No. 1” and, together with the Initial Filing the “Registration Statement”). We are also filing the Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment No. 2”). We are also sending a copy of this letter and the Amendment No. 2 in typeset format, including a version that is marked to show changes to the Registration Statement, to the Staff.

The numbering of the paragraph below corresponds to the numbering of the comment in the letter from the Staff. For the Staff’s convenience, we have incorporated your comment into this response letter in italics. The page reference in the text of this response letter corresponds to the page number in the Amendment No. 2. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amendment No. 2.

Amendment No. 1 filed March 25, 2019

Business

NGM313 Phase 1b Early Proof-of-Concept Clinical Trial, page 124

1.

Your revised disclosures in this section refer to preliminary results for this early proof-of-concept trial, and also state that the study indicated that NGM313 is “safe.” As previously stated in comment 14 of our prior comment letter dated September 7, 2018, safety determinations are solely within the authority of the FDA and comparable regulatory authorities. Accordingly, please revise your prospectus disclosure to remove the statement that your product candidate is safe.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

U.S. Securities and Exchange Commission

April 1, 2019

Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Amendment No. 2.

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Please contact me at (650) 843-5865, Kenneth Guernsey of Cooley LLP at (415) 693-2091 or Michael Tenta of Cooley LLP at (650) 843-5636 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Carlton Fleming
Carlton Fleming
Cooley LLP

cc:	David Woodhouse, Ph.D., NGM Biopharmaceuticals, Inc.
Kenneth Guernsey, Cooley LLP
Michael Tenta, Cooley LLP
Bruce Dallas, Davis Polk & Wardwell LLP
Sarah Solum, Davis Polk & Wardwell LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com